

July 27, 2010

Christopher M. Todoroff
Senior Vice President and General Counsel
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

> **Re:** **Humana Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Response filed June 18, 2010**
> **File No. 001-05975**

Dear Mr. Todoroff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis

Equity Awards, page 35

1. We note your response to our letter of June 7, 2010 and your confirmation that you will include disclosure in your annual proxy statements comparable to the discussion provided in your June 18, 2010 letter. In addition to the proposed disclosure that you have provided:

   • Please revise to disclose the conclusions and observations that were drawn from your internal study of the relative compensation of your top executives, including how the compensation of your executives compared relative to each other, in relation to the Chief Executive Officer and to external market pay data; and

- Notwithstanding that the Committee does not have established target ratios for compensation of the CEO as compared to each NEO, or for each NEO as compared to any other, please revise to disclose the criteria or standards that the Committee applies in determining whether relative levels of compensation are "appropriate" and not "disproportionate" between and among the NEOs.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director